

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 10, 2016

Anthony C. Schnur
Chief Executive Officer
Lucas Energy, Inc.
450 Gears Road, Suite 780
Houston, Texas 77067

> **Re: Lucas Energy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 15, 2016**
> **File No. 001-32508**

Dear Mr. Schnur:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that with respect to proposals 1, 3, 4 and 5, you are seeking approval for the issuance of shares of common stock that exceed 19.99% of your outstanding common stock, including shares issuable upon conversion of a security or upon exercise of a warrant and for any dividends, interest or conversion premiums related to such security or warrant. For each proposal, please disclose the total number of common shares potentially issuable assuming the conversion of all securities, the exercise of all warrants and including any additional shares issuable as dividends, payment of interest or conversion premiums.

Proposal One, page 50

2.   Indicate whether the Acquisition is contingent upon the approval of any of the other proposals.

Unaudited Pro Forma Financial Information

Note 1 – Basis of Pro Forma Presentation, page 70

3.   We note your disclosure that the outstanding shares held by your current stockholders will represent 11% of your outstanding shares of common stock after the closing of the acquisition. Please describe your basis for identifying the accounting acquirer. Your response should explain whether a single owner or organized group of owners will hold a significant interest in the combined entity. Refer to FASB ASC 805-10-55-12.

4.   Please revise to present pro forma reserve information and pro forma standardized measure of discounted future net cash flows information comparable to the disclosures required by FASB ASC 932-235-50. Refer to SAB Topic 2D.

Note 2 – Purchase Price Allocation, page 70

5.   Please revise to update the value of equity securities to be issued as part of the proposed transaction to use the most recent stock price at the time of filing.

Reserves, page 71

6.   We note your disclosure of PV-10, which you have defined as estimated discounted future cash flow before tax expenses. Please revise to provide a reconciliation of this non-GAAP measure to the standardized measure of discounted future net cash flows, the nearest GAAP-basis measurement, for each period presented. Refer to Item 10(e) of Regulation S-K.

7.   You provide disclosure of an aggregated estimate of proved plus probable or "2P" reserves. Because the categories of proved and probable reserves have different levels of certainty, it is the staff's view that it is not appropriate to sum up the individual deterministic estimates for these reserves into one total reserve estimate. Please revise your disclosure to provide the individual estimates for each category as separate estimates, with the difference in certainty for each estimate fully explained. If you require further guidance, refer to Question 105.01 in the Compliance and Disclosure Interpretations regarding Oil and Gas Rules, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

8.   Your estimates of proved and probable reserves are provided as a single total figure. Please revise your disclosure to provide the net quantities by reserve category of developed and undeveloped reserves on a disaggregated basis.

9.   It appears that you disclose your reserves based on an aggregation of the net quantities of crude oil and natural gas in terms of barrels of oil equivalent ("Boe"). Please expand

your disclosure to provide the basis for determining the equivalent amounts (e.g., 6,000 cubic feet of natural gas per Boe).

Ownership of Securities, page 107

10.   We note your disclosure on page 20 that assuming the Acquisition closes, the sellers under the Asset Purchase Agreement will beneficially own approximately 91.3% of your outstanding shares of common stock. Provide tabular disclosure of the beneficial ownership of the company following the completion of all contemplated transactions that are the subject of proposals 1 through 5. Your disclosure should reflect all securities which may be converted within 60 days as required by Instruction 2 to Item 403 of Regulation S-K.

Notes to the Statements of Revenues and Direct Operating Expenses of Oil and Gas

Properties Acquired from Segundo Resources, LLC

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-6

11.   Your disclosure states that the net proved reserves and related standardized measure are based on reserve studies prepared in accordance with the guidelines established by the SEC. Please expand your disclosure to clarify, if true, that you have obtained a reserve report based on the existing economic conditions relating to each of these reporting dates (e.g., the prices and costs at which economic producibility for your reserves was determined pursuant to Rule 4-10(a)(22)(v) of Regulation S-X). If you have not obtained a reserve report, disclose the method of computation of net reserve quantities and associated figures for the standardized measure of discounted future net cash flows relating to the proved reserves.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources